United States securities and exchange commission logo





                             June 19, 2020

       Anthony M. Jabbour
       Chief Executive Officer
       Dun & Bradstreet Holdings, Inc.
       103 John F. Kennedy Parkway
       Short Hills, New Jersey 07078

                                                        Re: Dun & Bradstreet
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 18, 2020
                                                            File No. 333-239050

       Dear Mr. Jabbour :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-1

       Risk Factors
       Our amended and restated certificate of incorporation will designate the Court of Chancery of the
       State of Delaware..., page 49

   1. We note that your disclosure no longer says that the U.S. federal district courts are the exclusive forum for
Exchange Act claims, but now says that the exclusive forum
                                                        provision in your
amended and restated certificate of incorporation "shall not preclude or contract the scope of
exclusive federal jurisdiction for suits brought under the Exchange
                                                        Act." Please tell us
what is meant by this statement and revise your disclosure here and on page 188 to clearly
state whether the state exclusive forum provision applies to claims brought under the
Exchange Act. If the provision does not apply to Exchange Act claims, please also ensure that
the exclusive forum provision in the governing documents states
 Anthony M. Jabbour
Dun & Bradstreet Holdings, Inc.
June 19, 2020
Page 2
         this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Erin Jaskot at 202-551-3442
with any other questions.



FirstName LastNameAnthony M. Jabbour                             Sincerely,
Comapany NameDun & Bradstreet Holdings, Inc.
                                                                 Division of
Corporation Finance
June 19, 2020 Page 2                                             Office of
Trade & Services
FirstName LastName